FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: December 20, 2005



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            20 December, 2005 - Mora Sale Update


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Exhibit 99



                  UNILEVER AND AD VAN GELOVEN EXPECT TO REACH

                           AGREEMENT ON SALE OF MORA



Unilever today announced that it intends to sell Mora to snack producer Ad van Geloven for an undisclosed sum. Talks between the two parties have reached an advanced stage and consultation with the works council and trade unions about the transfer will start soon. This will enable the works council to give its advice and agreements to be reached with the trade unions about an equivalent package of employment conditions. The agreement is subject to approval by the competition authorities.

The majority shareholder of Ad van Geloven is investment company, Egeria. Ad van Geloven also owns the Van Lieshout snack brand, which was acquired from Unilever in 2002.

The proposed transaction relates to the Mora brand, the factories in Maastricht and Mol (Belgium), and the marketing and sales activities of Mora within Unilever. A total of 600 people work at Mora.